

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2008

Via U.S. Mail

Timothy G. Barritt, Principal Executive Officer
Sterling Oil & Gas Company
201 W. Lakeway, Suite 1000
Gillette, Wyoming 82718

> **Re:** **Sterling Oil & Gas Company**
> **Post-effective amendment to Form S-1**
> **Filed June 5, 2008**
> **File No. 333-148034**

Dear Mr. Barritt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Post-effective Amendment to Form S-1 filed June 5, 2008</u>

<u>General</u>

1.   Please revise the cover page and the Plan of Distribution section to provide further detail on how you intend to market the units being offered. It appears that you intend to offer the units on a best efforts basis; however, the registration statement does not include any indication of such intent nor does it make clear whether the offering will be on a minimum/maximum basis or on all or none basis. Also disclose the duration of the offering. Identify the individuals who

will sell the securities on your behalf. If such individuals are not registered broker-dealers, please discuss the reasons why they are not required to register as such.

2.   We note that you filed the post-effective amendment to change several material terms of the offering. The changes are so material that they appear to give rise to a new, different transaction. Please explain why you filed the post-effective amendment rather than a new registration statement registering the new transaction. We may have further comments.

3.   Please obtain a new opinion of counsel reflecting the new terms of the offering and file it as an exhibit.

Risk Factors, page 7

4.   Please discuss in a risk factor the risks associated with the type of offering you are registering.

Signature, page II-6

5.   Please provide the signature of the principal accounting officer or controller.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
C. Moncada-Terry

Via Facsimile

Scott R. Jenkins
Strong and Hanni Law Offices
801.596.1508